27th June, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

[redacted]

Attention: **Special Counsel**
Office of International Corporate Finance

<u>MOL ~~Magyar Olaj- és Gázipari Rt.~~</u>
<u>Rule 12g3-2(b) File No. 82-4224</u>

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

▶ MOL Plc.

INVESTOR NEWS

27 June 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 26 June 2007, based on the announcement made on 22 June 2007, MOL bought 5,000,000 treasury shares at an average price of 29,974 HUF/share on the Budapest Stock Exchange through ING Bank Zrt as investment service provider. Following this transaction MOL owns 8,331,127 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

27 June 2007

New investment service provider

MOL Plc. hereby informs capital market participants, that in additional to ING Bank Zrt., OTP Bank Plc. as investment service provider also participate our treasury buy back program announced on 22 June 2007, according to the agreement signed with OTP Bank Plc on 26 June 2007.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

• **MOL Plc.**
Finance

28th June, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

▶ **MOL Plc.**

INVESTOR NEWS

28 June 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 27 June 2007, based on the announcement made on 22 June 2007, MOL bought 237,000 treasury shares at an average price of 28,602 HUF/share on the Budapest Stock Exchange through OTP Bank Nyrt and ING Bank Zrt as investment service providers. Following this transaction MOL owns 8,568,127 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END